Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
FELDMAN MALL PROPERTIES, INC.
(Name of Issuer)
Common Stock
(Class of Securities)
314308107
(CUSIP Number)
Paul Denby
4613 Redwood Court
Irving, Texas 75038
(214) 649-7155
With copy to:
Strasburger & Price, LLP
Attn: Kevin Woltjen, Esq.
901 Main St., Suite 4400
Dallas, Texas 75202
(214) 651-2341
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 22, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	314308107	Page	1	of	3

1	NAMES OF REPORTING PERSON: Paul J. Denby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		903,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		903,100

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	903,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.4%

14	TYPE OF REPORTING PERSON:

	IN

Item 1 Security and Issuer
          This statement relates to the common stock, $0.01 par value (the “Stock”), of Feldman Mall Properties, Inc. (the “Company”). The principal executive offices of the Company are located at 1010 Northern Blvd., Suite 314, Great Neck, NY 11021.
Item 2 Identity and Background
          This statement is being filed by Paul J. Denby, a citizen of the United States of America (“Denby”). Denby’s principal business of personal investments is conducted from his principal business office at 4613 Redwood Court, Irving, Texas 75038.
          Denby has not been a party to any criminal proceeding in the past five years, nor has Denby been involved in any civil proceeding regarding violations of federal or state securities laws during the past five years.
Item 3 Source and Amount of Funds or Other Consideration
          Item 3 is hereby amended and restated in its entirety as follows:
          Since October 12, 2007, Denby has purchased a total of 903,100 shares of the Stock (“Shares”) for an aggregate price of $2,979,673 in open-market transactions, using personal funds. Since Denby filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on March 12, 2008 (“Schedule 13D”), he purchased 203,100 shares of Stock (“Additional Shares”) at an aggregate price of $257,772.
Item 4 Purpose of Transaction
          Denby acquired the Additional Shares for the same purposes as set forth in the Schedule 13D.
Item 5 Interest in Securities of the Issuer
          Item 5 is hereby amended and restated in its entirety as follows:
          (a) Denby owns 903,100 Shares, which represent 6.4% of the issued and outstanding Shares.
          (b) Denby possesses the sole power to vote and dispose of the Shares described in Item 5(a) herein.
          (c) Since the filing of Schedule 13D, through July 22, 2008, Denby has effected the following stock purchases of the Company’s Stock via the NYSE, except the July 22, 2008 purchase that was effected via the OTC BB:

Date of Transaction	Shares	Price Per Share
4/10/08	12,000	$3.64
4/11/08	12,600	$2.55
4/15/08	50,000	$1.74
4/16/08	45,400	$1.52
6/18/08	7,600	$1.34
7/22/08	75,500	$0.20
          (d) No person is known to have the right to receive or the powers to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
          (e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Same as Schedule 13D.

Item 7	Exhibits
          Not applicable.
SIGNATURE
          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated this 29th day of July, 2008

/s/ Paul J. Denby
Paul J. Denby